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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Xponential, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
98415T 10 9
(CUSIP Number)
Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, TX 76102
(817) 335-1050
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Jeffrey A. Cummer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		522,780

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		34,620

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		522,780

WITH	10	SHARED DISPOSITIVE POWER:

		34,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	557,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Dwayne A. Moyers

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		285,837

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		34,620

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		285,837

WITH	10	SHARED DISPOSITIVE POWER:

		34,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	320,457

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Hulen Capital Partners, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2551768

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		34,620

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		34,620

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	34,620

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.32%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: Investors Strategic Partners I, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2614149

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Xponential, Inc.
SCHEDULE 13D
Item 1. Security and Issuer
     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Xponential, Inc., formerly PawnMart, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices located at 6400 Atlantic Boulevard, Suite 190, Norcross, Georgia 30071.
Item 2. Identity and Background
     This statement is being filed by Investors Strategic Partners I, Ltd., its general partner, Hulen Capital Partners, Inc., and the directors and officers of its general partner, Jeffrey A. Cummer and Dwayne A. Moyers (collectively, the “Reporting Persons”).
          (a) Investors Strategic Partners I, Ltd. is a Texas limited partnership that is in liquidation. Its principal business and office is located at 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109.
          (b) Hulen Capital Partners, Inc. is a Texas corporation that serves as the general partner of Investors Strategic Partners I, Ltd. Its principal business and office is located at 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109.
          (c) Jeffrey A. Cummer is Chairman of the Board, Vice President and a director of the Issuer. His business address is 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109. Mr. Cummer is currently employed as president of the SMH Capital Advisors, Inc. – Fort Worth Division of Sanders Morris Harris Inc., a wholly-owned subsidiary of Sanders Morris Harris Group, Inc., located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Cummer is a United States citizen.
          (d) Dwayne A. Moyers is Chief Executive Officer, Vice President and a director of the Issuer. His business address is 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109. Mr. Moyers is currently employed as chief investment officer of the SMH Capital Advisors, Inc. – Fort Worth Division of Sanders Morris Harris Inc., a wholly-owned subsidiary of Sanders Morris Harris Group, Inc., located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Moyers is a United States citizen.
     During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is amended and supplemented by the addition of the following paragraphs:

     Effective December 31, 2006 Investors Strategic Partners I, Ltd. elected to dissolve. In connection with such dissolution and the wilding up of its affairs, Investors Strategic Partners I, Ltd. distributed all of its assets to its partners. Hulen Capital Partners, Inc., as the general partner of Investors Strategic Partners I, Ltd., received 18,597 shares of Series A Preferred Stock and 10,064 shares of Series B Preferred Stock of the Issuer. The shares of Series A Preferred Stock are not convertible, and the shares of Series B Preferred Stock are convertible into 34,620 shares of Common Stock (1:3.43997248022).
     The beneficial ownership of Common Stock of the Issuer by Jeffrey A. Cummer and Dwayne A. Moyers was reduced by the pro rata distribution by Investors Strategic Partners I, Ltd. of its assets to its partners. Hulen Capital Partners, Inc., as the general partner of Investors Strategic Partners I, Ltd., acquired direct ownership of its pro rata portion of the shares distributed.
Item 4. Purpose of Transaction
     The Reporting Persons do not have any plans or proposals which relate to or would result in:
          (a) the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Persons may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases and Jeffrey A. Cummer and Dwayne A. Moyers may acquire additional shares under the Issuer’s 2005 Stock Purchase Plan and the Issuer’s 2003 Stock Option Plan.
          (b) any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.
          (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary.
          (d) any change in the present Board of Directors or management of the Issuer.
          (e) any material change in the present capitalization or dividend policy of the Issuer.
          (f) any material change in the Issuer’s business or corporate structure.
          (g) changes in the Issuer’s charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.
          (h) any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.
          (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
          (a) After the distribution of its securities holdings in the Issuer to its partners, Investors Strategic Partners I, Ltd. beneficial owns no securities of the Issuer. Hulen Capital Partners, Inc. is the beneficial owner of 34,620 shares of Common Stock (approximately 1.32% of the total number of shares of Common Stock outstanding) as of April 13, 2007 over which it has sole voting and dispositive power. Jeffrey A. Cummer is the beneficial owner of 557,400 shares of Common Stock (approximately 19.07% of the total number of shares of Common Stock outstanding) as of April 13, 2007. He has sole voting and dispositive power over 522,780 shares and shares voting and dispositive power over 34,620 shares. Dwayne A. Moyers is the beneficial owner of 320,457 shares of Common Stock (approximately 11.01% of the total number of shares of Common Stock outstanding) as of April 13, 2007. He has sole voting and dispositive power over 285,457 shares and shares voting and dispositive power over 34,620 shares. Mr. Cummer and Mr. Moyers, as the directors and officers of Hulen Capital Partners, Inc., share voting and dispositive power with respect to the 34,620 shares beneficially owned by Hulen Capital Partners, Inc.
          (b) The Reporting Persons do not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.
          (c) Since the most recent filing on Schedule 13D on April 9, 2007, the Reporting Persons had the following transactions in the Issuer’s Common Stock:
               (1) Effective December 31, 2006 Investors Strategic Partners I, Ltd. distributed all of its assets to its partners, and after the distribution owns no securities of the Issuer.
               (2) Effective December 31, 2006 Hulen Capital Partners, Inc. received 10,064 shares of Series B Preferred Stock from Investors Strategic Partners I, Ltd. as part of the distribution of the limited partnership’s assets to its partners, which shares are convertible into shares of Common Stock at 1:3.43997248022 (34,620 shares).
          (d) Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Jeffrey A. Cummer and Dwayne A. Moyers disclaim beneficial ownership of 34,620 shares of Common Stock of the Issuer held by Hulen Capital Partners, Inc., of which they are directors and officers.

Item 7. Material to be Filed as Exhibits
1	Agreement and Plan of Merger between PawnMart, Inc. and C/M Holdings, Inc. dated August 1, 2002 (1)

2	PawnMart, Inc. 2003 Stock Option Plan (2)

3	Amendment Number One to PawnMart, Inc. 2003 Stock Option Plan (3) 4 PawnMart, Inc. 2003 Stock Incentive Plan (2)

5	Amendment Number One to PawnMart, Inc. 2003 Stock Incentive Plan (4)

6	PawnMart, Inc. Capital Incentive Program dated January 1, 2003 adopted by the Company’s Board of Directors on December 16, 2002 (5)

7	Amendment Number One to PawnMart, Inc. Capital Incentive Program (4)

8	Xponential, Inc. 2005 Stock Purchase Plan (6)

9	First Amendment to Xponential, Inc. 2005 Stock Purchase Plan (7)

10	Joint Filing Agreement (8)

11	Joint Filing Agreement *

*	Filed herewith.

(1)	Filed with the Issuer’s Current Report on Form 8-K for event dated August 30, 2002.

(2)	Filed as an exhibit to the Issuer’s Definitive Proxy Statement filed on January 28, 2003.

(3)	Filed as an exhibit to the Issuer’s Registration Statement on Form S-8 filed on April 16, 2003.

(4)	Filed as an exhibit to the Issuer’s Registration Statement on Form S-8 filed on April 16, 2003.

(5)	Filed as an exhibit to the Issuer’s Quarterly Report on Form 10-QSB filed on February 14, 2003.

(6)	Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on May 5, 2005.

(7)	Filed as an exhibit to the Issuer’s Definitive Proxy Statement filed on October 3, 2005.

(8)	Filed with the Schedule 13D dated August 30, 2002 filed by the Reporting Persons on November 27, 2002.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.
     Dated: April 23, 2007

Investors Strategic Partners I, Ltd.

By:	Hulen Capital Partners, Inc., General Partner

	By:	/s/ Jeffrey A. Cummer Jeffrey A. Cummer, President

Hulen Capital Partners, Inc.

By:	/s/ Jeffrey A. Cummer

Jeffrey A. Cummer, President

/s/ Jeffrey A. Cummer

Jeffrey A. Cummer

/s/ Dwayne A. Moyers

Dwayne A. Moyers

EXHIBIT INDEX

Exhibit	Document

99	Joint Filing Agreement